1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding the Renewal of Continuing Connected Transactions dated December 30, 2004	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 30, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Renewal of Continuing Connected Transactions

Summary

The Agreements, which are entered into between the Company and/or its subsidiaries and China Telecommunications Corporation and/or its other subsidiaries, have been renewed on December 30, 2004.

As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purposes of Chapter 14A of the Hong Kong Listing Rules. As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders’ approval under the Hong Kong Listing Rules.

Introduction

Reference is made to the Announcement, in which the Company announced that the Company and/or its subsidiaries have entered into, among others, the following agreements with China Telecommunications Corporation and/or its other subsidiaries:

1.	the Centralized Services Agreement;

2.	the Comprehensive Services Agreement;

3.	the Property Leasing Agreements;

4.	the Property Sub-leasing Agreements;

5.	the IT Services Agreements; and

6.	the Equipment Procurement Agreements.

As disclosed in the Announcement, the Company will, upon any variation or renewal of the Agreements, comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules.

Each of the Agreements has a term expiring on December 31, 2004, which will be renewed for further periods of one year unless it is terminated in accordance with its provisions.

On December 30, 2004, the Agreements have been renewed in accordance with their respective provisions.

Connection between the parties

As the Agreements are entered into between the Company and/or its subsidiaries and China Telecommunications Corporation and/or its other subsidiaries, and as China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules.

The Agreements

The Agreements have been automatically renewed, and the substance of the terms of each Agreement has remained unchanged. We will not be setting out in this announcement the commercial background of, and reasons for such Agreements, which are detailed in the Announcement.

Centralized Services Agreement

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of management business to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities of China Telecommunications Corporation. It was entered into between the Company and China Telecommunications Corporation on September 10, 2002, and was subsequently supplemented by supplemental agreements dated October 26, 2003 and April 13, 2004. It has a term of one year ending on December 31, 2004, upon which it will be renewed for further periods of one year unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew.

The apportionment of the aggregate costs for the provision of management business is pro rata in accordance with the revenues generated by each party. The apportionment of costs incurred for the use of international telecommunications facilities is pro rata in accordance with the volume of international calls handled by each party.

Comprehensive Services Agreement

The Comprehensive Services Agreement relates to the provision of comprehensive services by China Telecommunications Corporation to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. It was entered into between the Company and China Telecommunications Corporation on April 13, 2004. It will expire on December 31, 2004, and will be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

The comprehensive services under the Comprehensive Services Agreement are provided at:

1.	the government prescribed prices;

2.	where there are no government prescribed prices but where there are government guided prices, the government guided prices;

3.	where there are no government prescribed prices nor government guided prices, the market price, which is the price at which the same type of comprehensive services are provided by Independent Third Parties in the ordinary course of business; and

4.	where none of the above is applicable, the price to be agreed between the parties, which shall be the reasonable costs incurred in providing such services, together with a reasonable profit margin.

Property Leasing Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Property Leasing Agreements from October 2002 to April 2004, in relation to the lease of properties by the former to the latter, and vice versa. Each Property Leasing Agreement will expire on December 31, 2004, and will be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew.

The rental charge in respect of the property which is subject to each Property Leasing Agreement is determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the PRC telecommunications industry. The rental charges under each Property Leasing Agreement is subject to review each year.

Property Sub-leasing Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Property Sub-leasing Agreements from October 2002 to April 2004, in relation to the sub-lease of properties, which have been leased by the latter from Independent Third Parties, to the former. Each Property Sub-leasing Agreement will expire on December 31, 2004, and will be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew.

Under each Property Sub-leasing Agreement, the amounts payable by the relevant subsidiary of the Company is equivalent to the rental charges payable by the relevant subsidiary of China Telecommunications Corporation to the relevant Independent Third Party, which are based on market rates and negotiated on an arm’s length basis.

IT Services Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the IT Services Agreements from October 2002 to April 2004, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. Each IT Service Agreement will expire on December 31, 2004, and will be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew.

The relevant subsidiary of China Telecommunications Corporation has the right to participate in the bidding for the right to provide the relevant subsidiary of the Company with services under a particular IT Services Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from a subsidiary of China Telecommunications Corporation is at least as favorable as that offered by another tenderer which is an Independent Third Party, the relevant subsidiary of the Company may award the tender to the relevant subsidiary of China Telecommunications Corporation.

Equipment Procurement Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Equipment Procurement Agreements from October 2002 to April 2004, in relation to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services, by the latter to the former. Each Equipment Procurement Agreement will expire on December 31, 2004, and will be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew.

The commission charges payable for such services are calculated, at the maximum, at:

1. in respect of imported telecommunications equipment, 1% of the contract value; or

2. in respect of domestic telecommunications equipment and other domestic non-telecommunications materials, 3% of the contract value.☐Annual Caps

We set out below the maximum aggregate annual values (the “Annual Caps”) for the year ending December 31, 2004, which had been previously disclosed in the Announcement, together with the Annual Caps for the year ending December 31, 2005, for each of the transactions contemplated under the Agreements:

Agreements	Annual Caps for the year ending December 31, 2004	Annual Caps for the year ending December 31, 2005
Centralized Services Agreement	RMB1,200 million (equivalent to HKD1,132 million)	RMB800 million (equivalent to HKD755 million)

Comprehensive Services Agreement	RMB1,600 million (equivalent to HKD1,509 million)	RMB1,070 million (equivalent to HKD1,009 million)

Property Leasing Agreements	RMB500 million (equivalent to HKD472 million)	RMB440 million (equivalent to HKD415 million)

Property Sub-leasing Agreements	RMB200 million (equivalent to HKD189 million)	RMB130 million (equivalent to HKD123 million)

IT Services Agreements	RMB300 million (equivalent to HKD283 million)	RMB320 million (equivalent to HKD302 million)

Equipment Procurement Agreements	RMB450 million (equivalent to HKD425 million)	RMB470 million (equivalent to HKD443 million)

Each of the Annual Caps for the year ending December 31, 2005 has been determined by reference to the nature of the transactions contemplated under each of the Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending December 31, 2005. In addition to the aforesaid, the adjustments made to the Annual Caps for the year ending December 31, 2005 (as compared to the Annual Caps for the year ending December 31, 2004) are partly due to the change in the composition of the Company’s connected persons upon completion of the Acquisition. The Board (including the independent non-executive directors of the Company) is of the view that the Agreements have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company’s shareholders as a whole.

As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Hong Kong Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	as defined in the Announcement

“Agreements”	the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the Property Sub-leasing Agreements, the IT Services Agreements and the Equipment Procurement Agreements

“Announcement”	the announcement dated April 13, 2004 issued by the Company in relation to, among others, certain continuing connected transactions of the Company

“Board”	as of the date of this announcement, the board of directors consists of Mr Wang Xiaochu as the chairman and chief executive officer, Mr Leng Rongquan as the president and chief operating officer, Ms Wu Andi as the executive vice president and chief financial officer, Mr Zhang Jiping as the executive vice president, Ms Huang Wenlin as the executive vice president, Mr Li Ping as the executive vice president and company secretary, Mr Wei Leping as the executive vice president, Mr Yang Jie as the executive vice president, Mr Sun Kangmin as the executive vice president, Mr Cheng Xiyuan and Mr Feng Xiong as the executive directors, Mr Li Jinming as the non-executive director, and Mr Zhang Youcai, Mr Vincent Lo Hong Sui and Mr Shi Wanpeng as the independent non-executive directors

“Centralized Services Agreement”	the centralized services agreement entered into between the Company and China Telecommunications Corporation on September 10, 2002 (as supplemented by supplemental agreements dated October 26, 2003 and April 13, 2004) in relation to the provision of centralized services

“China Telecommunications Corporation”	China Telecommunications Corporation a state-owned enterprise established under the laws of the PRC on May 17, 2000 and the controlling shareholder of the Company, its principal business including the provision of telecommunications services in the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communication on fixed telecommunications networks and information services

“Company” or “we”	China Telecom Corporation Limited a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, its principal business including the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Comprehensive Services Agreement”	the comprehensive services agreement entered into between the Company and China Telecommunications Corporation on April 13, 2004 in relation to the provision of comprehensive services

“connected person”	as defined under the Hong Kong Listing Rules, and the term “connected persons” shall be construed accordingly

“Equipment Procurement Agreements”	the equipment procurement agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the provision of comprehensive procurement services

“Group”	the Company, together with all of its subsidiaries

“HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For convenience only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 = RMB1.06. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“IT Services Agreements”	the agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the provision of certain information technology services

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Property Sub-leasing Agreements”	the property sub-leasing agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the sub-lease of properties, which have been leased by the latter from Independent Third Parties, to the former

“Property Leasing Agreements”	the property leasing agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the lease of properties

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Telecom Corporation Limited Li Ping

Beijing, December 30, 2004